BRENHAM OIL & GAS CORP.
Kemah, TX 77565
281-334-9479 Fax 281-334-9508
Email: Info@BrenhamOil.com

January 6, 2010

US Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Washington, DC 20549
Attn: timothy Levenberg, Special Counsel

RE:	Brenham Oil & Gas Corp.
Registration Statement on Form SB-1
File No. 333-169507
Filed September 21, 2010

Dear Mr. Levenberg:

This letter is in response to the staff’s letter dated October 18, 2010 regarding the above-referenced registration statement. For the convenience of the staff’s review, we have included each of the comments in October 18, 2010 letter, followed by our response to each comment.

General

Comment 1.  Where comments on one section also relate to disclosure in another section, please make parallel changes to all affected disclosure. This will eliminate the need for us to repeat similar comments.

Response 1.  Where comments in one section also relate to another section(s), Amendment #1 to the registration statement (the “S-1/A”) contains parallel changes where appropriate.

Comment 2.  Prior to printing and distribution of the preliminary prospectus, please provide us with copies of all artwork and any graphics you wish to include in the prospectus. Also provide accompanying captions, if any. We may have comments after reviewing these materials.

Response 2.  We have not distributed the preliminary prospectus based upon comments 3 and 4 of the staff’s letter dated October 18, 2010. We intend to print and distribute the amended preliminary prospectus after the staff has had an opportunity to review the S-1/A.

Comment 3.  You do not appear to have registered the spin-off. You state on the cover page and elsewhere that the related distribution "was completed on July 21, 2010." Under "Results of the Spin-Off Transaction" at page 19, you disclose that the distribution was made to "approximately 1,200 stockholders." Explain to us in necessary detail how the spin-off dividend distribution of Brenham's common stock to your parent company's stockholders complied with the federal securities laws in light of the guidance set forth in the Division of Corporation Finance Staff Legal Bulletin No.4 (9/16/1997), which is available at the Commission's website at the following link: http://www.sec.gov/interps/legal/slbcf4.txt. Based on the guidance in that bulletin ("SLB4"), it appears that you were required to register the spin-off. Refer in particular to Sections 4.A and 4.B of SLB4.

For example, SLB4 states that a subsidiary must register under the Securities Act the shares to be issued in a spin-off by its parent unless five conditions are met. One of the conditions in your circumstances is that the parent company must provide adequate information to its shareholders by the date it spins-off the securities. This "adequate information" would occur when (1) the parent gives its shareholders an information statement that describes the spin-off and the subsidiary and that substantially complies with Regulation 14A or Regulation 14C under the Exchange Act; and (2) the subsidiary registers the spun-off securities under the Exchange Act. In this regard, it appears that prior to the spin-off, AMIN had not provided its shareholders with an information statement and Brenham had not registered the securities under the Exchange Act.

Response 3.  In response to this comment and our review of Staff Legal Bulletin No.4 (SLB4) and in particular to Sections A.A and 4.B of SLB4, we concur with the staff’s comment 3 and we were required to register the spin-off.

Comment 4.  If you conclude that the spin-off dividend distribution did not comply with the federal securities laws, please explain in necessary detail how you propose to address the failure to comply. We may have additional comments based upon your response and any related proposed disclosure.

Response 4.  We concur that the spin-off dividend distribution did not comply with the federal securities laws and have disclosed such conclusion. As a result, the S-1/A provides for a rescission off (“Rescission Offer”) as the primary offering and the registration for resale of Brenham shares on behalf of selling shareholders as the secondary offering.
 In connection with the Rescission Offer, we are offering to repurchase the 10,297,019 shares of our common stock that were issued to the shareholders of our parent, American International Industries, Inc. (“AMIN” or “Parent”) without consideration on July 21, 2010, pursuant to the spin-off dividend distribution. The S-1/A contains disclosure regarding the Rescission Offer, including, among other matters, disclosure under the following captions: (i) Supplemental Notes Regarding the Rescission Offer; (ii) Questions and Answers About the Rescission Offer; and (iii) Summary of Rescission Offering.

Comment 5.  Please revise your prospectus, including footnote one to the calculation of registration fee table, the cover page, and your prospectus summary to indicate that the spin-off of Brenham Oil the shares of Brenham by AMIN to its shareholders has already occurred. Disclose explicitly that you are only registering the resale of such shares to the public. In this regard, you must substantially revise the cover page of your prospectus.

Response 5.  In response to comment 5, we have revised the footnote disclosure, the cover page and the prospectus summary to reflect that the spin-off of the Brenham shares to AMIN’s shareholders has already occurred. In addition, we have disclosed that we are only registering the resale of the Brenham shares to the public, including substantial disclosure revision on the prospectus cover page.

Comment 6.  We note that you are registering the resale of 10,297,019 shares. Given the size relative to the number of shares outstanding held by non-affiliates, the nature of the offering and the amount of time the selling security holders held their shares, the transaction appears to be a primary offering. Please revise the cover page of your filing to identify the selling stockholders as underwriters as required by Item 501 (b)(8) of Regulation S-K. Please also revise your Plan of Distribution disclosure to identify the selling stockholders as underwriters as required by Item 508 of Regulation S-K.

Response 6.  We have identified the selling shareholders as underwriters on the cover page and in Plan of Distribution.

Comment 7.  Also, because you are not eligible to conduct a primary offering on Form S-3 you are not eligible to conduct a primary at-the-market offering under Rule 4l5(a)(4). Therefore, your shares must be offered at a fixed price until your shares are traded on the OTCBB. In this regard, revise your prospectus accordingly, including your cover page, summary, plan of distribution, selling shareholders, and determination of offering price sections. If you disagree with our analysis, please advise the staff of the company's basis for determining that the transaction is appropriately characterized as a transaction that is eligible to be made under Rule 415(a)(1)(i).

Response 7.  We have revised the disclosure on the cover page, plan of distribution selling shareholders and determination of offering price sections to provide for the offering at a fixed price of $0.002 per share, which is based upon the Company’s private placement dated August 18, 2010.

Comment 8.  Please explain why you have not checked the box to indicate that this is an offering under Rule 415.

Response 8.  We have corrected this error and have checked the box to indicate that this offering is under Rule 415.

Comment 9.  Update your disclosure as necessary to provide current, accurate, and complete information. For example, we note the following statements which require further explanation or revision:

(i) Reference to ''the developing countries in which we conduct our activities, including Africa" (page 16), in light of your disclosure in Note 1 to your financial statements that your sole asset is a royalty interest relating to a tract of land in Texas;
(ii) “We do business . . . in countries and regions in which we may face, directly or indirectly, corrupt demands by officials, tribal or insurgent organizations . . . .” (page 17)
(iii) “These EPA rules are expected to be finalized on or before March 2010” (page 26);
(iv) “The international community is meeting in December 2009 . . . .” (page 26);
(v) “transportation of drilling rigs to the sites of our prospects in the U.S. Gulf of Mexico” (page 27);
(vi) “we will need to spend approximately $10 million of capital for the year ending December 31, 2010 in order to achieve our 2010 plans,” but you provide no discussion of the “2010 plans” nor how you will obtain the funds needed (page 44);
(vii) Suggestion at page 52 that the distribution of shares was to your “unaffiliated stockholders,” without an explanation regarding affiliates (or prior affiliates) such as Elkana Faiwuszewicz, who is identified as a holder of 25.2% of AMIN stock in the most recent Form 10-K filed by AMIN; and
(viii) Omission of any reference to Item 15. “Recent Sales of Unregistered Securities” to the shares issued in the spin-off.

Response 9.  We have revised the disclosure in response to each of the comments in 9 above as follows:

(i) The risk factor titled “Non-U.S. operations may be adversely affected by political and economic circumstances in the countries in which we operate” has been revised to read as follows: “These risks may be higher in the developing countries in which we intend to conduct our activities, including Africa;”
(ii) The disclosure that "We do business .... countries and regions in which we may face, directly or indirectly, corrupt demands by officials, tribal or insurgent organizations ...." (page 17) has been revised in the second sentence in our last risk factor now reads as follows: “We may do business in the future in countries and regions, in which we may face, directly or indirectly, corrupt demands by officials, tribal or insurgent organizations, or private entities”;
(iii) We have deleted the reference "These EPA rules are expected to be finalized on or before March 2010" in the first paragraph under subheading “Climate Change”;
(iv) Under the subheading “Climate Change” disclosure provides as follows: “The international community was meeting in December 2009 in Copenhagen to negotiate a successor agreement to that protocol which by its terms expires in 2012;”
(v) Under the subheading “U.S. Coast Guard and the U.S. Customs Service” disclosure provides as follows: “In case we have to transport drilling rigs to potential sites in the U.S. Gulf of Mexico, our operation of such drilling rigs would become subject to the rules and regulations of the U.S. Coast Guard and the U.S. Customs Service. Such regulation sets safety standards, authorizes investigations into vessel operations and accidents and governs the passage of vessels into U.S. territory. We would be required by these agencies to obtain various permits, licenses and certificates with respect to these operations.”
(vi)  We have revised disclosure under subheading “Liquidity and Capital Resources.” Reference is made to response 29 below.
(vii) With respect to Mr. Elkana Faiwuszewicz, an affiliate of AMIN, we do not believe that he is an affiliate of the Company based on the number of shares of common stock outstanding as of September 1, 2010, after giving effect to the separation from AMIN and the distribution of 10,297,019 shares of common stock to AMIN’s stockholders, resulting in a total of 99,977,093 shares of common stock are outstanding.  In addition, we have deleted the reference to “unaffiliated stockholders” and revised disclosure under subheading “Shares Eligible for Future Sale” as follows: “Of the shares to be outstanding immediately after this offering, the 10,297,019 shares being registered for resale pursuant to this registration statement will be freely tradable without restriction under the Securities Act unless purchased by our "affiliates," as that term is defined in Rule 144 under the Securities Act. The remaining 89,680,074 shares of common stock are "restricted securities" under Rule 144;” and
(viii) Under Item 15 “Recent Sales of Unregistered Securities" disclosure with respect to the spin-off distribution shares now reads: “On June 21, 2010, AMIN completed the distribution of the spin-off shares. Such distribution was completed prior to the establishment of an effective registration statement. The Company believes that the spin-off dividend distribution did not comply with the federal securities laws. We are offering to repurchase all 10,297,019 shares distributed in connection with the spin-off from the persons who received those shares prior to the declaration of an effective date of our registration statement dated September 21, 2010.”

Cover Page

Comment 10.  Please indicate that American International Industries, Inc. is a publicly traded company registered under the Exchange Act.

Response 10.  We have added disclosure on the cover page of the prospectus second paragraph that American International Industries Inc. is a publicly traded company registered under the Exchange Act.

Questions and Answers about AMIN and the Spin-Off Transaction, page 7

Comment 11.  We note your disclosure here and under "Material U.S. Federal Income Tax Consequences" at page 19. Please obtain and file the required opinion regarding the material tax consequences. Also provide disclosure which makes clear that the information you provide either constitutes or summarizes the opinion (of the expert you will name), rather than stating the conclusions merely as AMIN's "belief." Refer to Item 601(b)(8) of Regulation S-K.

Response 11. We have filed as an Exhibit 8 to this amended registration statement the expert tax opinion. We have made clear in the disclosure under “Material U.S. Federal Income Tax Consequences” that the discussion summarizes the expert tax opinion rather than stating it is based upon AMIN’s belief.

Comment 12.  We note your statement that "[w]e anticipate that we will become subject to quotation on the OTC Bulletin Board following this registration statement being declared effective by the SEC." Please also disclose that there is no assurance that your stock will be listed on the OTCBB.

Risk Factors, page 9

Response 12.  We added disclosure under “Q&A about AMIN and the Spin-Off Transaction” specifically in response to question “Where will I be able to trade shares of the common stock of Brenham” that “There can be given no assurance that Brenham’s common stock will become subject to quotation on the FINRA BB.”

Comment 13.  Please revise the subheadings to your risk factors so that, rather than merely stating a fact, they disclose the risk to the company or an investor. Also, is not sufficient to merely state that your business, operations, or revenues may be adversely affected. Instead, identify the particular harm(s) that may result in each case.

Response 13.  We have revised the subheadings to the risk factors so that, rather than merely stating facts, we disclose the risks to the Company and/or an investor.

Comment 14.  Provide a new risk factor which discusses the risks related to your status as an issuer of "penny stock," as defined.

Response 14. We have added a new risk factor titled “Our common stock will likely be classified as a “penny stock”. Trading of our stock may be restricted by the SEC's penny stock regulations which may limit a stockholder's ability to buy and sell our stock.”

Comment 15.  As noted in comment 9 above, it is not appropriate to suggest that the spin-off will qualify as tax free as a result of AMIN's expectation, and the disclosure you provide in that regard at page 9 also mitigates the risk factor discussion, Please revise to eliminate all mitigating text from the Risk Factors section, including the tax free example and the reference to "customary industry practice" at page 15.

Response 15.  We have revised the disclosure in the this risk factor deleting the statement that the “spin-off will qualify as tax free as a result of AMIN’s expectation” and the disclosure that mitigates the risk factor discussion. We have eliminated all mitigating disclosure including the tax free example and reference to “customary industry practice.” We have also included a cross reference to the revised disclosure under “Material U.S. Federal Income Tax Consequences.”

Comment 16.  You are responsible for providing accurate, complete, and current information. Eliminate any suggestion to the contrary, including that which appears under the caption "We may face substantial uncertainties" at page 11.

Response 16.  We have revised the second risk factor under subheading “Risks Relating to Our Business” as follows:

We may face substantial uncertainties in connection with any potential prospects.
In this prospectus we provide statements in connection with our plan of operation. These statements may face substantial uncertainties. To date, we have not yet identified any potential prospects. Any analogies drawn by us from other companies’ wells, prospects or producing fields may not prove to be indicators of the success of developing reserves from our potential prospects. Furthermore, evaluating the to-be-acquired data from wells or prospects produced by other parties which we may use, may not lead to results as expected.

Cautionary Note Regarding Forward-Looking Statements, page 18

Comment 17.  It does not appear appropriate to suggest that the word ''will'' identifies forward-looking statements. Please revise accordingly.

Response 17.  We have deleted the word “will” from the paragraph “Cautionary Note Regarding Forward-Looking Statements.”

Information Regarding Selling Stockholders, page 19

Comment 18.  Please provide all the disclosure Item 507 of Regulation S-K requires.

Response 18.  We have added disclosure pursuant to Item 507 of Regulation S-K related to affiliate selling shareholders under subheading “Information Regarding Selling Shareholders”.

Comment 19.  In the new tabular disclosure you provide, disclose the number of shares that would be owned after the offering, assuming no additional purchases of shares by the selling stockholders.

Response 19.  We have added disclosure to include the tabular table as required under Item 507 of Regulation S-K under subheading “Information Regarding Selling Shareholders”.

Material U.S. Federal Income Tax Consequences of the Spin-Off, page 19

Comment 20.  Please eliminate the statements that persons should consult their tax advisors although you may suggest this course of action.

Response 20.  We have revised disclosure to reflect that we suggest persons to consult their tax advisor.

Comment 21.  Please eliminate any suggestion that you provide only a "summary" of "certain" consequences, instead making clear that you disclose the material tax consequences.

Response 21.  We have deleted the reference to summary of certain tax consequences and revised disclosure under the subheading “Material U.S. Federal Income Tax Consequences of the Spin-Off” to reflect that our disclosure summarizes the material tax consequences based upon the opinion of our tax expert, which opinion is attached at Exhibit 8.

Reasons for the Spin-Off Transaction, page 21

Comment 22.  You reference a "higher aggregate market value" for Brenham's common stock. With regard to projections, we refer you to Item 10 of Regulation S-K. Moreover, the disclosure is unclear insofar as there has been no public market for Brenham shares.

Response 22.  We have deleted the reference to a “higher aggregate market value”.

Financial Statements, page 29

Note 1. Organization and Nature of Business, page 35

Comment 23.  We note from the disclosure that you were previously a wholly owned subsidiary of American International Industries, Inc. (American), and that effective April 2010 you were re-domiciled in Nevada, and "spun-off” to American shareholders. With regard to the standalone financial statements presented for Brenham Oil and Gas Corp., please tell us how you have complied with the presentation and disclosure requirements of SAB Topic 1:B.

Response 23.  As Brenham is an exploration stage company with no significant operations, there are no additional material expenses to be allocated from American to Brenham.

Income Taxes, page 35

Comment 24.  Please tell us why you have not provided a provision for income taxes, or the disclosures required by ASC Topic 740.10.50.

Response 24.  The provision for income taxes has been shown separately on the statements of operations and the required disclosures are provided in Note 4 to the annual consolidated financial statements and in Note to the interim consolidated financial statements.

Consolidated Statement of Operations for the Six Months Ended June 30. 2010 and 2009, page 39

Comment 25.  Within the heading you identify the inception date as being November 7, 2007. Please revise this date to be consistent with the dates presented elsewhere in the document. This comment is also applicable to the Consolidated Statements of Cash Flows on page 40.

Response 25.  We have revised the date.

Management's Discussion and Analysis of Financial Condition and Plan of Operations, page 43

General

Comment 26.  Please expand your disclosure to describe any known trends or uncertainties that have had or that you reasonably expect will have a material favorable or unfavorable impact on net sales or revenues or income from continuing operations. The discussion and analysis shall focus specifically on material events and uncertainties that would cause reported financial information not to be necessarily indicative of future operating results or of future financial condition. This would include descriptions and amounts of matters that would have an impact on future operations and have not had an impact in the past. See Item 303(a) of Regulation S-K for further guidance.

Response 26.  We have expended disclosure under the second paragraph of subheading “Management’s Discussion and Analysis of Financial Condition and Plan of Operation” as follows:

“The discussion of the results of operations represents our historical results. The following discussion may not be indicative of future results for many reasons, including the continuing trend in the financial markets, the credit crisis and related turmoil in the global financial system which may be expected to have a material adverse impact on our plan of operation and our liquidity and our financial condition. If conditions in the financial markets do not improve, our ability to access the capital markets or borrow money may be restricted at a time when we would like, or need, to raise capital. This could have an adverse impact on our flexibility to react to changing economic and business conditions and on our ability to fund our operations and capital expenditures in the future. Additionally, changing economic conditions could lead to reduced demand for natural gas and oil, or further reductions in the prices of natural gas and oil, or both, which could have a negative impact on our ability to implement our plan of operations and related financial positions, results of operations and cash flows. While the ultimate outcome and impact of the recent trends in the financial markets cannot be predicted, it may have a material adverse effect on our plan of operation, future liquidity, results of operations and financial condition.”

Comment 27.  We further note that your executive offices have not received a salary or stock awards up through December 31, 2009. As part of management's discussion and analysis, please include a discussion of future compensation arrangements, if any, and how you intend to compensate executive officers going forward.

Response 27.  We have expended our disclosure under the subheading “Management’s Discussion and Analysis of Financial Condition and Plan of Operation” in the third paragraph as follows:

“Our executive officers have neither received any cash compensation nor any stock awards since inception through the current date. We have not had any discussions nor do we have any plans for future compensation arrangements. If and when we experience a positive cash flow from operations and have sufficient cash reserves to fund our plan of operation, if ever, we may consider compensating our executive officers. We will continue to evaluate our financial condition and our liquidity and capital resources prior to entering into any compensation arrangements with our executive officers.”

Liquidity and Capital Resources, page 43

Comment 28.  We note that you will need to spend $10 million in the next two months to achieve your "2010 plans," which you do not define. In this regard, describe in necessary detail your "2001 plans," including the status of your fundraising efforts to date. Please also disclose:
a. Any milestones that need to be achieved to effect your proposed business plan;
b. Principal steps in accomplishing those milestones;
c. The timetable for achieving the milestones/steps;
d. Any costs involved in achieving such milestones/steps;
e. The likelihood and potential sources of obtaining funding for such milestones/steps, including the $10 million needed by the end of 2010;
f. Any significant conditions (besides adequate funding) to accomplishing these milestones, like third party approvals, etc; and
g. Any impact on the business plan if you fail to receive adequate funding or if required conditions do not occur.

Response 28.  We have substantially revised our disclosure in response to this comment, deleting any reference to the need to spend $10 million in the next two months to achieve our 2010 plans. The Company has reevaluated its business plan and, based upon the fact that at present we have not identified any Potential Prospects, we cannot establish any milestones or the amount of funds necessary to achieve any milestones.

Comment 29.  Similarly, describe your plans for 2011, including the amount of funds necessary to "fund our initial costs in connection with our planned prospect selection program at least through the end of 2011."

Response 29.  We have added disclosure under subheading “Liquidity and Capital Resources” as follows:
“Until such time as we can identify specific Potential Prospects, we cannot determine with any certainty the amount of capital that we will be required to raise to fund each Potential Prospect. To date, we have not begun negotiations with any investment bank, financial institution or other source of funding for the purpose of raising either equity or debt capital, nor have we negotiated with any potential joint venture partner for the purpose of pursuing any Potential Prospect. Only when and if we identify Potential Prospects and seek to enter into contracts, licenses or other arrangements to pursue such Prospects will we be able to determine the amount of funding that will be required for each such Prospect. During the period through December 31, 2011, it can be expected that we will be required to fund our initial costs associated with the process of identifying Potential Prospects through loans and/or capital contributions from our principals. Notwithstanding the foregoing, we have no arrangements with our executive officers or principal shareholders to provide any funding and any funding that they may be requested to provide may be limited.”

Critical Accounting Policies, page 44

Comment 30.  We note your statement under this heading that "We have outlined below certain accounting policies that are of particular importance to the presentation of our financial position and results of operations and require the application of significant judgment or estimates by our management." However, such disclosure was not included in your filing. Accordingly, please include this disclosure in your next amendment, or remove the reference to providing such information.

Response 30.  We have removed the reference to critical accounting policies..

Directors and Executive Officers, page 46

Comment 31.  For any individual listing more than one current job, please disclose how much of that person's professional time will be devoted to Brenham's business. For example, we note the dual roles played by both Daniel Dror and Sherry L. McKinzey (formerly Sherry L. Couturier).

Response 31.  We have revised and updated to include the professional time that will be devoted to the business of Brenham by all officers and directors.

Comment 32.  Provide biographical information for the most recent five years for each executive officer and director, leaving no gaps or ambiguities with regard to time.

Response 32.  We have revised and updated the biographical information of Brenham’s officers and directors.

Comment 33.  If you retain the reference in Mr. Trojan's sketch to the discovery of three billion barrels of oil, provide us with the particulars of his role in the discovery and with additional details in that regard.

Response 33.  We have removed the reference from Mr. Trojan’s biographical information and have revised his information.

Security Ownership of Certain Beneficial Owners and Management page 48

Comment 34.  Explain to us why Mr. Faiwuszewicz is not listed as a stockholder. We note the related disclosure in the most recent Form 10-K filed by AMIN.

Response 34.  Mr. Faiwuszewicz is the beneficial owner of 2,497,782 shares of AMIN and received the same number of spin-off distribution shares of Brenham. As of September 30, 2010, Brenham has 99,477,093 shares of common stock issued and outstanding. Mr. Faiwuszewicz’s beneficial ownership in Brenham is 2.51%. We believe Mr. Faiwuszewicz is not an affiliate of Brenham.

Comment Other

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings,
- staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Response Other.  The registrant acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its SEC filings; that the staff's comments or changes to disclosure in response to staff comments in the registrant's filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and the registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours truly,

/s/ Daniel Dror
Daniel Dror, Chief Executive Officer